UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Physicians Formula Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719427106

(CUSIP Number)

    Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719427106	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,516,943
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,516,943
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,516,943
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,516,943
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 719427106	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,516,943
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,516,943
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 719427106	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,516,943
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,516,943
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 719427106	Page 6 of 11 Pages

This Amendment No. 5 (this “Amendment”) to the joint statement on Schedule 13D filed by the undersigned on November 10, 2008, with respect to the common stock, par value $0.01 per share, of Physicians Formula Holdings, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on November 14, 2008, with respect to the Initial Filing, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on November 25, 2008, with respect to the Initial Filing, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on December 18, 2008, with respect to the Initial Filing, and as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on March 11, 2009, with respect to the Initial Filing (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Scharfman, Charles M. B. Goldman and Justin C. Jacobs (each, a “Manager” and, collectively, the “Managers”) are the management committee directors of the GP, which is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared power to vote and dispose of the shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund.”

2.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons acquired beneficial ownership of an aggregate of 2,516,943 shares of Common Stock for $8,230,785.20 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

3.	Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 4. Purpose of Transaction. The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

On November 6, 2009, the Fund purchased a senior subordinated note from Physicians Formula, Inc., a New York corporation and wholly owned subsidiary of the Issuer. The note purchase agreement and other agreements effecting the transactions contemplated by the note purchase agreement are attached to this Schedule 13D as Exhibits 10–13, and their terms and conditions, including with respect the Fund’s ability to designate a member to serve on the Issuer’s board of directors, a standstill agreed to by the Fund, and the Issuer’s agreement to seek a stockholder vote to amend such terms and conditions to provide for, among other things, the issuance of a warrant to purchase shares of Common Stock to the Fund, are described in Item 6 of this Section 13D.

CUSIP No. 719427106	Page 7 of 11 Pages

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

CUSIP No. 719427106	Page 8 of 11 Pages

4.	Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of November 10, 2009, 2,516,943 shares of the Common Stock, representing approximately 18.5% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and Messrs. Lynch and Scharfman each beneficially owns, as of November 10, 2009, 2,516,943 shares of the Common Stock, representing approximately 18.5% of such class of securities. These percentages of beneficial ownership are based on a total of 13,589,668 shares of the Common Stock outstanding as of November 5, 2009, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2009.”

5.	Item 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(b) Each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of the shares of Common Stock reported in this joint statement on Schedule 13D on behalf of the Fund.”

6.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from September 11, 2009 (the date 60 days prior to the date of filing of Amendment No. 5 to the Schedule 13D), to November 10, 2009.”

7.	Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. On November 6, 2009, the Fund purchased a senior subordinated note with a principal amount of $8 million from Physicians Formula, Inc., a New York corporation and wholly owned subsidiary of the Issuer (the “Borrower”), pursuant to the Senior Subordinated Note Purchase and Security Agreement among the Fund, the Issuer, the Borrower and the other parties thereto. This note purchase agreement and the other agreements effecting the transactions contemplated by the note purchase agreement are attached to this Schedule 13D as Exhibits 10–13, and their terms and conditions are described in the following paragraphs of this Item 6.

The unpaid principal balance of the note accrues cash interest at a rate of 15% per annum, which interest is payable monthly. The unpaid principal balance of the Note also accrues interest at a rate 4% per annum, compounded quarterly, which interest is automatically added to the note’s unpaid principal balance.

The note becomes due on May 6, 2013. If the Issuer pays off the principal balance of the Note or any portion thereof before this due date, the Issuer must pay the Fund, in addition to any accrued and unpaid interest, a prepayment penalty in an amount ranging from 1% to 5% of the principal amount being repaid, which penalty decreases as the time period between the due and prepayment dates decreases. Subject to the rights of the Issuer’s senior lender, the Fund can require the Issuer to redeem the note for an amount equal to its then unpaid principal balance, accrued and unpaid interest and the applicable prepayment penalty upon a “change of control” of the Issuer as such term is defined in the note purchase agreement.

CUSIP No. 719427106	Page 9 of 11 Pages

The note is secured by a security interest in all of the assets of the Issuer, the Borrower and the Issuer’s other direct or indirect subsidiaries. This security interest is capped at an amount equal to the smaller of (i) 10% of the aggregate market value of all assets of the Issuer, the Borrower and the Issuer’s other direct or indirect subsidiaries and (ii) 10% of the aggregate market value of all of the Issuer’s outstanding capital stock.

For as long as the Note is outstanding, the Fund has the right to designate one individual to serve as a member of the Issuer’s board of directors. This designation right begins with the filing of the Issuer’s proxy statement for its annual meeting of stockholders to be held in 2010 or, if earlier, on June 30, 2010. To accommodate this right, the Issuer has agreed to increase the size of its board of directors by one. The Issuer, at its option, will either appoint the Fund’s initial director designee as promptly as possible after the designation right begins or nominate the Fund’s initial designee and recommend to its stockholders that the designee be elected to serve on the Issuer’s board of directors at the Issuer’s annual meeting of stockholders to be held in 2010. The Issuer will also recommend to its stockholders that the Fund’s designee be elected to serve on the Issuer’s board of directors at each of the Issuer’s annual meeting of stockholders occurring while the note remains outstanding.

The note purchase agreement imposes a standstill on the Fund, which prevents the Fund or any of its affiliates from either acquiring more than 35% of the Common Stock or seeking to elect members to serve on the Issuer’s board of directors (except as described in the foregoing paragraph) without the prior consent of the Issuer’s board of directors until September 30, 2012. This standstill is released upon the Borrower’s receipt of a bid for the acquisition of the Issuer and its subsidiaries from person other than the Fund or its affiliates.

The Issuer has agreed to seek, as soon as reasonably practicable, the approval of its stockholders to amend the terms and conditions of the note purchase agreement. If approved by the Issuer’s stockholders, this amendment would (i) extend the due date of the note to November 6, 2014, (ii) decrease the rate at which cash interest accrues on the note from 15% to 10% and (iii) remove the cap on the Fund’s security interest. Additionally, the amendment would provide for the issuance to the Fund of a warrant to purchase shares of Common Stock at a price of $0.25 per share. The number of shares subject to the warrant would be equal to 700,000 multiplied by $2.028 divided by the 30-day trailing average of the closing prices of the Common Stock. This 30-day trailing average would be evaluated as of the closing of business on either November 5, 2009, or the date of the amendment, depending on which would result in the warrant being exercisable for a larger number of shares. The warrant would expire seven years from its date of issuance, and Mill Road would receive resale registration rights with respect to the shares received upon exercise of the warrant.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or

CUSIP No. 719427106	Page 10 of 11 Pages

otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.”

8.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibits:

“Exhibit 5      Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. dated as of November 10, 2009.

Exhibit 6        Confirming Statement of Thomas E. Lynch dated November 10, 2009.

Exhibit 7        Confirming Statement of Charles M. B. Goldman dated November 10, 2009.

Exhibit 8        Confirming Statement of Scott P. Scharfman dated November 10, 2009.

Exhibit 9        Confirming Statement of Justin C. Jacobs dated November 10, 2009.

Exhibit 10      Senior Subordinated Note Purchase and Security Agreement, dated as of November 6, 2009, among Physicians Formula, Inc., as the borrower, the guarantors party thereto and Mill Road Capital, L.P. (incorporated by reference to Exhibit 10.19 to the most recent quarterly report of the Issuer (Commission File Number: 001-33142) on Form 10-Q for the fiscal quarter ended September 30, 2009).

Exhibit 11      Senior Subordinated Note, dated as of November 6, 2009, by Physicians Formula, Inc., in favor of Mill Road Capital, L.P. (incorporated by reference to Exhibit 10.20 to the most recent quarterly report of the Issuer (Commission File Number: 001-33142) on Form 10-Q for the fiscal quarter ended September 30, 2009).

Exhibit 12      Guarantor Security Agreement, dated as of November 6, 2009, by and among Physicians Formula Holdings, Inc., Physicians Formula Cosmetics, Inc., Physicians Formula DTRV, LLC and Mill Road Capital, L.P. (incorporated by reference to Exhibit 10.21 to the most recent quarterly report of the Issuer (Commission File Number: 001-33142) on Form 10-Q for the fiscal quarter ended September 30, 2009).

Exhibit 13      Intercreditor Agreement, dated as of November 6, 2009, by and among Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division, Mill Road Capital, L.P. Physicians Formula, Inc. and the guarantors party thereto (incorporated by reference to Exhibit 10.22 to the most recent quarterly report of the Issuer (Commission File Number: 001-33142) on Form 10-Q for the fiscal quarter ended September 30, 2009).”

9.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 719427106	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 10, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/S/ THOMAS E. LYNCH
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/S/ THOMAS E. LYNCH
Thomas E. Lynch

SCOTT P. SCHARFMAN

/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman